EXHIBIT 99.1

CNEY Regains Compliance with Nasdaq Minimum Market Value of Publicly Held Shares Requirement

LISHUI, China, October 11, 2024 /PRNewswire/ -- CN Energy Group. Inc. (the “Company”; NASDAQ: CNEY), today announced that on October 9, 2024, Company received a written notice from Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement (the “MVPHS Requirement”) under Nasdaq Listing Rule 5550(a)(5) (the “Rule”).

The Company was previously notified by Nasdaq on September 6, 2024, that it was not in compliance with the MVPHS requirement because its Class A ordinary share had failed to maintain a MVPHS of $1,000,000 over the previous 30 consecutive trading days as required by the Nasdaq Capital Market under the Rule. In order to regain compliance with the Rule, the Company was required to maintain a minimum MVPHS of $1,000,000 or more for at least 10 consecutive trading days. The staff of Nasdaq has determined that for the last 10 consecutive business days, from September 25 through October 8, 2024, the Company’s MVPHS has been $1,000,000 or greater. Accordingly, the Company has regained compliance with the Rule.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on the Nasdaq Capital Market under the symbol of CNEY. With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. The Company's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company's operations and the demand for the Company's products, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will, " "expect, " "anticipate, " "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.